SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Jacada Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.04 per share
(Title of Class of Securities)
M6184R101
(CUSIP Number)
Robert B. Ashton Kinetic Catalyst Partners LLC 6 Occom Ridge Hanover, NH 03755 (603) 540-2244

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6184R101	13D	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Kinetic Catalyst Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,441
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 252,441
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,441
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. M6184R101	13D	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS Robert B. Ashton
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 562,984
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 562,984
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,984
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. M6184R101	13D	Page 4 of 6 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 12, 2015, as further amended (the “Schedule 13D” or this “Statement”), with respect to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Jacada Ltd., an Israeli company (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Ordinary Shares reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $1,950,097. The source of funds was working capital of the Fund and Mr. Ashton’s personal funds.

Item 4. Purpose of Transaction.

On October 13, 2015, the Reporting Persons sent a letter to the Company putting forth, among other things, two board nominees, including Mr. Ashton, for election at the Company’s upcoming Annual General Meeting.

In addition, the Fund and Mr. Ashton have requested that a proposal be included in the agenda for the Annual General Meeting of Shareholders of the Company scheduled for January 15, 2016, whereby the Company shall be required (i) to publish or deliver to its shareholders, within 60 days of the end of the first, second and third quarter of each fiscal year, any quarterly financial statements that it prepares for such periods, whether or not audited or reviewed by the Company’s auditors, in each case in the same manner that it delivers or publishes its annual audited financial statements, starting from the first quarter of 2016, or (ii) in the absence of such quarterly financial statements, any other periodic reports describing the Company’s financial condition and performance, in whatever form or level of detail.

On December 24, 2015, the Reporting Persons sent a letter to shareholders of the Company in support of their director candidates. The letter stated that the Reporting Persons’ nominees would bring a fresh perspective to the board and would prioritize providing investors with timely financial information and investing in products while achieving cash flow break-even.

The Reporting Persons acquired the Ordinary Shares reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Ordinary Shares, on such terms and at such times as the Reporting Persons may deem advisable.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. M6184R101	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 562,984 Ordinary Shares, which represents approximately 13.5% of the Company’s outstanding Ordinary Shares.

Each of the Fund and Mr. Ashton holds the number and percentage of the Ordinary Shares disclosed as beneficially owned by them in the applicable table set forth on the cover page to this Statement. Mr. Ashton has beneficial ownership of the 260,743 Ordinary Shares that he holds individually and in an IRA account over which he has sole voting and dispositive power and 49,800 Ordinary Shares that have been gifted to accounts for Mr. Ashton’s children established under the Uniform Transfer to Minors Act and over which shares, as a trustee for such accounts, Mr. Ashton retains the sole voting and dispositive power. In addition, as the portfolio manager for the Fund, Mr. Ashton has the sole power to direct the voting and disposition of the Ordinary Shares beneficially owned by the Fund. Mr. Ashton expressly disclaims beneficial ownership of the Fund’s Ordinary Shares.

Each percentage ownership of Ordinary Shares set forth in this Statement is based on the 4,185,258 Ordinary Shares reported by the Company as outstanding as of December 16, 2015 in its Proxy Statement filed as an exhibit to its Form 6-K filed with the Securities and Exchange Commission on December 21, 2015.

(b) The Fund beneficially owns, and has the sole power to direct the voting and disposition of, the Ordinary Shares disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. Mr. Ashton, as the portfolio manager of the Fund, has the sole power to direct the voting and disposition of the Ordinary Shares held by the Fund. See also Item 5(a) above.

(c) The transactions effected by each of the Reporting Persons in the Ordinary Shares since the filing of Amendment No. 2 to Schedule 13D are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

CUSIP No. M6184R101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Ordinary Shares of the Company.

Dated: December 28, 2015

KINETIC CATALYST PARTNERS LLC

/s/ Robert B. Ashton

Robert B. Ashton

Manager

/s/ Robert B. Ashton

Robert B. Ashton

Schedule A

Transactions by the Reporting Persons since the filing of Amendment No. 2 to Schedule 13D:

Kinetic Catalyst Partners LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
12/24/2015	6,000	3.15

(Continued on the next page.)

Robert B. Ashton:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
12/23/2015	727	3.50
12/24/2015	30,100	3.15